700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

CYNTHIA A. NASTANSKI
SENIOR VICE PRESIDENT, CORPORATE LAW
AND DEPUTY CORPORATE SECRETARY

October 6, 2015

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)
Ladies and Gentlemen:
PepsiCo, Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 5, 2015, which was filed with the Securities and Exchange Commission on October 6, 2015. The Quarterly Report contains the information required by Section 13(r)(2) of the Act.
Respectfully submitted,
PEPSICO, INC.

/s/ Cynthia Nastanski
Name: Cynthia Nastanski
Title:    Senior Vice President,
Corporate Law and
Deputy Corporate Secretary